cm

04002740

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PB 2/26

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2004 167

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ Mergers & Acquisitions Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, 17th Floor
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Martin (312) 602-6717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Shannon and Company
(Name – *if individual, state last, first, middle name*)

2 Salt Creek Lane, Hinsdale, Illinois 60521
(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick J. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Mergers & Acquisitions Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

OFFICIAL SEAL
TERESA A DUKE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10/18/05

Teresa A. Duke

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flow)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

2 Salt Creek Lane, Suite 110 • Hinsdale, Illinois 60521

January 9, 2004

CBIZ Mergers & Acquisitions Group, Inc.
One South Wacker Drive, 17th Floor
Chicago, Illinois 60606

Report on Internal Control Required by SEC Rule 17a-5

Gentlemen:

In planning and performing our audits of the financial statements of CBIZ Mergers & Acquisitions Group, Inc. (the Company), for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Report on Internal Control Required by SEC Rule 17a-5 (Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Shannon & Co.

Certified Public Accountants

FOCUS Reconciliation

Balance Sheet

Cash	$ 672,311	
Securities	-	
Net Property & Equipment	88,591	
<u>Other Assets:</u>		
Accounts Receivable	6,988	
Client Disbursements	-	
Notes Receivable - Current	25,000	
Intercompany Receivable	-	
Other Receivables - Current	-	
NASD Warrants	3,300	
Prepaid Insurance	101,978	
Security Deposit	-	
Tax Benefit	398,500	
Total Other Assets	75,000	
Total Assets	$ 1,371,668	*rounding
Accounts Payable	$ 21,542	
Intercompany Clearing	156,834	
Accrued Salaries & Wages	46,173	
Accrued Expenses	20,534	
Unearned Revenue - ST	28,083	
CBIZ Mgmt - Other Taxes Payable	0	
Total A/P accrued liab., expenses and other	$ 273,166	
Capital Stock	2,776,591	
Additional Paid-in Capital	-	
Retained Earnings	(1,678,089)	
Total Equity	1,098,502	*rounding
Total Liabilities & Stockholder's Equity	$ 1,371,668	*rounding

Income Statement

Advisory Assignments/Other Revenue	$ 253,155
Salaries and Other Employment Costs for general partners & voting stockholder officers	-
Other Employee Compensation and Benefits	455,710
Regulatory Fees & Expenses	7,961
Other Expenses	208,844
Total Expenses	$ 672,515
Income Before Taxes	$ (419,360)
Provision for Federal Income Taxes	170,578
Net Income	$ (248,782)

Statement of Changes in Ownership Equity Reconciliation

Beginning OE (9/31/03)	*$*	*1,347,287.00*	
Net Income (loss)		*(248,782)*	
Balance, end of period		*1,098,505*	
*Adjustment****			
Ending OE (12/31/03)		*1,098,505*	*rounding

CBIZ MERGERS & ACQUISITIONS GROUP, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

2 Salt Creek Lane, Suite 110 • Hinsdale, Illinois 60521

January 9, 2004

CBIZ Mergers & Acquisitions Group, Inc.
One South Wacker Drive, 17th Floor
Chicago, Illinois 60606

Independent Auditors' Report

Gentlemen:

We have audited the accompanying statements of financial condition of CBIZ Mergers & Acquisitions Group, Inc. as of December 31, 2003 and 2002 and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

These reports are intended solely for filing with the NASD and are not intended for any other purpose.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIZ Mergers & Acquisitions Group, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Peter Shannon + Co.

Certified Public Accountants

Index

		Page
Exhibit I	Statements of Financial Condition	2
Exhibit II	Statements of Income (Loss)	3
Exhibit III	Statements of Changes in Stockholders' Equity	4
Exhibit IV	Statements of Cash Flows	5
Notes to Financial Statements		6 - 9

Exhibit I

CBIZ Mergers & Acquisitions Group, Inc.
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Current Assets		
Cash (Note 2)	$ 672,311	$ 2,197,473
Accounts Receivable (Note 5)	6,988	71,461
Prepaid Expenses	101,978	82,252
Note Receivable - Current (Note 9)	50,000	25,000
Income Taxes Receivable	398,500	
	$ 1,229,777	$ 2,376,186
Property and Equipment (Notes 2 and 8)		
(Net of Accumulated Depreciation of $267,530 in 2003 and $209,027 in 2002)	$ 88,591	$ 147,094
Other Asset		
Security Deposit	$	$ 10,306
Note Receivable - Long Term (Note 9)	50,000	75,000
Investments	3,300	253,300
	$ 53,300	$ 338,606
Total Assets	$ 1,371,668	$ 2,861,886
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts Payable	$ 22,075	$ 30,456
Accrued Expenses		
Salary and Wages	46,173	739,921
Income Taxes		498,391
Intercompany Payable - Century Business Services, Inc. (Note 7)	156,834	263,349
Unearned Contingent Revenue	28,083	65,931
Referral Fee Payable - Current (Note 9)	10,000	5,000
	$ 263,165	$ 1,603,048
Long Term Liability		
Referral Fee Payable - Long Term (Note 9)	$ 10,000	$ 15,000
Stockholders' Equity		
Capital Stock (Note 12)	$ 1,814,410	$ 614,410
Retained Earnings (Deficit) (Note 13)	(715,907)	629,428
	$ 1,098,503	$ 1,243,838
Total Liabilities and Stockholders' Equity	$ 1,371,668	$ 2,861,886

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit II

CBIZ Mergers & Acquisitions Group, Inc.
Statements of Income (Loss)
Years Ended December 31, 2003 and 2002

	2003	2002
Income		
Fees	$ 919,959	$ 5,025,611
Operating Expenses		
Salaries	$ 1,743,527	$ 2,403,875
Payroll Taxes	123,693	119,973
Medical Insurance	72,578	64,441
Client Disbursements - Net of Reimbursements	8,364	5,032
Rent (Note 15)	333,349	298,884
Office	49,023	69,407
Advertising and Promotion	77,952	87,430
Telephone and Internet Charges	41,476	57,402
Equipment Rental and Maintenance	40,315	43,482
Insurance	100,753	85,484
Depreciation (Notes 2 and 8)	58,503	62,992
Broker Dealer Licenses and Fees	12,591	23,180
Referral Fees	36,750	38,058
Professional Fees and Royalties	32,545	96,322
Casual Labor		2,541
Donations	1,000	100
Education, Seminars and Meetings	7,510	22,855
Information	75,614	81,759
Travel	67,333	115,107
Profit Sharing (Note 11)	48,643	39,706
Recruiting	295	75
Miscellaneous Expense	29,373	41,945
Automobile Expenses	9,478	17,769
Repairs and Maintenance	57	498
Collection Expenses and Bad Debts	13,346	19,246
	$ 2,984,068	$ 3,797,563
Income (Loss) from Operations	$ (2,064,109)	$ 1,228,048
Other Income (Loss)		
Interest Income	$ 9,383	$ 17,749
Investment Losses	(187,500)	
	$ (178,117)	$ 17,749
Income (Loss) before Provision for Federal and State Income Taxes	$ (2,242,226)	$ 1,245,797
Provision for Federal and State Income Taxes (Note 2)	(896,891)	498,391
Net Income (Loss) for the Year	$ (1,345,335)	$ 747,406

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit III

CBIZ Mergers and Acquisitions Group, Inc.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2003 and 2002

	2003		2002	
	(Deficit)	Capital Stock	Retained Earnings	Capital Stock
Beginning of Year	$ 629,428	$ 614,410	$ 882,022	$ 446,000
Net Income (Loss) for the Year	(1,345,335)		747,406	
Dividends			(1,000,000)	
Increase in Paid in Capital		1,200,000		168,410
End of Year	$ (715,907)	$ 1,814,410	$ 629,428	$ 614,410

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit IV

CBIZ Mergers & Acquisitions Group, Inc.
Statements of Cash Flows
Years Ended December 31, 2003 and 2002

	2003	2002
Operating Activities		
Net Income (Loss)	$ (1,345,335)	$ 747,406
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities		
Depreciation	58,503	62,992
Changes in Operating Assets and Liabilities		
(Increase) Decrease in Accounts Receivable and Note Receivable	64,473	(141,664)
Increase in Prepaid Expenses and Income Taxes Receivable	(418,226)	(46,235)
Decrease in Security Deposit	10,306	
Increase (Decrease) in Accounts Payable and Accrued Expenses	(1,238,368)	1,227,444
Increase (Decrease) in Intercompany Payable - Century Business Services, Inc.	(106,515)	365,919
Net Cash Provided (Used) by Operating Activities	$ (2,975,162)	$ 2,215,862
Investing Activities		
Purchase of Property and Equipment	$	$ (48,308)
(Increase) Decrease in Investments	250,000	(250,000)
Net Cash Provided (Used) by Investing Activities	$ 250,000	$ (298,308)
Financing Activities		
Capital Contributed (Note 12)	$ 1,200,000	$ 168,410
Dividends		(1,000,000)
Net Cash Provided (Used) by Financing Activities	$ 1,200,000	$ (831,590)
Increase (Decrease) in Cash	$ (1,525,162)	$ 1,085,964
Cash - Beginning of Year	2,197,473	1,111,509
Cash - End of Year	$ 672,311	$ 2,197,473

The accompanying notes to the financial statements are an integral part of this statement.

CBIZ Mergers & Acquisitions Group, Inc.
Notes to Financial Statements
December 31, 2003 and 2002

Note 1 Company's Activities

The primary business activities are merger and acquisition advisory and capital sourcing services. The Company's office is located in Chicago, Illinois. On October 16, 1999, the Company was acquired by Century Business Services, Inc. In 2002, the Company's name was changed to CBIZ Mergers & Acquisitions Group, Inc. See Note 16 for reorganization information.

Note 2 Summary of Significant Accounting Policies

Revenue and Cost Recognition

The Company recognizes revenue and expenses on the accrual basis of accounting. As such, revenue is recognized when services are performed and transactions are completed; expenses are recognized as incurred.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment

A three to seven-year life is used for office furniture and equipment.

Repairs and maintenance are charged to expense when incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Note 2 Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform with current year presentation.

Note 3 Fair Values

The carrying amounts for cash, accounts receivable and accounts payable approximate fair value due to the short period of time to maturity. Fair values of current maturities of long-term debt and long-term debt are based on amortization schedules using original loan information. The Company has no current plans to retire a significant amount of its debt prior to maturity and, therefore, no consideration is given to liquidity issues in valuing debt.

Note 4 Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivables. The Company has significant amounts of money in money market and checking accounts in excess of the amount insured by the FDIC.

The Company does not have a concentration of available sources of supply, material, labor, services or other rights that, if suddenly eliminated, could severely impact its operations.

Note 5 Accounts Receivable

Accounts receivable represents amounts due from clients for work performed and for reimbursable expenses.

Accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends.

Note 6 Income Taxes Receivable/Accrued Income Taxes

In 2002, the Company incurred a liability for income taxes in the amount of $498,391. As of the balance sheet date, this amount has not yet been remitted to the corporate parent. During 2003, the Company's net loss resulted in an income tax benefit in the amount of $896,891. The resulting net tax benefit of $398,500 is listed as an asset as of December 31, 2003 although it has been subtracted from net capital as an unallowable asset.

Note 7 Intercompany Receivable/Payable Century Business Services, Inc.

This represents the net amount due from/to Century Business Services, Inc., the sole owner of the Company.

Note 8 **Property and Equipment**

	2003	2002
Assets		
Furniture and Fixtures	$ 117,785	$ 117,785
Equipment	38,113	38,113
Computer Equipment	193,351	193,351
Software	6,872	6,872
	$ 356,121	$ 356,121
Accumulated Depreciation		
Furniture and Fixtures	$ 72,418	$ 57,579
Equipment	30,358	23,885
Computer Equipment	157,881	120,691
Software	6,873	6,872
	$ 267,530	$ 209,027
Net Property and Equipment	$ 88,591	$ 147,094

Note 9 **Note Receivable/Referral Fee Payable**

The Company is owed money for work performed. The amount is payable in annual installments of $25,000. The Company owes a 20% referral fee to the individual who made the referral. The December 2003 installment was not paid until January 2004.

Note 10 **Investments**

The Company held 1,389 shares of SHPK Holdings with a cost basis of $250,000 and 300 warrants of The NASDAQ Stock Market, Inc. with a cost basis of $3,300. These investments are excluded from the net capital amount. In 2003, it was determined that the SHPK Holdings investment had no value and the full amount was written off.

Note 11 **Retirement Plans**

The Company participates in the 401(k) plan of Century Business Services, Inc. Terms of the plan allow employees to put up to 15% of their compensation into the plan, with the first 6% of contributions receiving a 50% employer match. The plan is subject to certain eligibility and vesting restrictions. Amounts contributed by CBIZ Mergers & Acquisitions Group, Inc., as employer matching amounts, for the years 2003 and 2002 were $48,643 and $39,706, respectively.

Note 12 **Capital Stock**

The Company has authorized 1,000,000 shares of common stock; issued and outstanding, 4,000 shares at paid-in value. During 2003 and 2002, the Company received net capital increases of $1,200,000 and $168,410, respectively, from its sole shareholder in the form of cash and other assets, net of liabilities assumed.

Note 13 **Computation of Net Capital**

	2003	2002
Stockholders' Equity	$ 1,098,503	$ 1,243,838
Less:		
2% Money Market Fund Deduction	(13,443)	(43,943)
Furniture and Fixtures - Net of Depreciation	(88,591)	(147,094)
Accounts Receivable	(6,988)	(71,461)
Security Deposit		(10,306)
Prepaid Expenses	(101,978)	(82,252)
Income Taxes Receivable	(398,500)	
Investments	(3,300)	(253,300)
Note Receivable	(100,000)	(100,000)
Net Capital	$ 385,703	$ 535,482

Note 14 **Dividends**

On December 18, 2002, a dividend of $1,000,000 was declared. The dividend was paid in 2002.

Note 15 **Lease Agreements**

The Company's sole owner, Century Business Services, Inc., has entered into an agreement to lease space in Illinois, New York, California, and Georgia. CBIZ Mergers & Acquisitions Group, Inc. compensates Century Business Services, Inc. for its pro rata share of the rental cost and related costs.

Note 16 **Consolidation of Operations and Reorganization**

During 2002, the Company opened an office in California. In addition, the operations of the New York and Atlanta offices of Niederhoffer-Henkel were consolidated into CBIZ Mergers & Acquisitions Group, Inc. The book value of the assets net of liabilities was picked up as a change to paid-in capital.

In 2003, the Company's sole shareholder decided to close the Illinois, New York and California offices by the end of 2004. The Company's financial statements have been prepared on the assumption that all contractual obligations to clients and others will be met. In the event that the Company is unable to meet contractual obligations, additional costs may be incurred.

Note 17 **Related Party Activity**

During 2003, the Company recorded $225,611 in revenue in relationship to transactions with parties related by common ownership. In addition, many of the Company's expenses are paid by Century Business Services, Inc. and allocated to the Company.